                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549



                                   FORM 11-K



     ANNUAL REPORT PURSUANT TO SECTION 15(d)
[X]  OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

     For Fiscal Year Ended June 30, 1995

                                      OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d)
[ ]  OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


     COMMISSION FILE NO. 1-5424



A. Full title of the plan:

                        DELTA FAMILY-CARE SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             DELTA AIR LINES, INC.
                   Hartsfield Atlanta International Airport
                            Atlanta, Georgia  30320

                         DELTA FAMILY-CARE SAVINGS PLAN
                         ------------------------------

                       FINANCIAL STATEMENTS AND SCHEDULES
                       ----------------------------------

                                 JUNE 30, 1995
                                 -------------

                               TABLE OF CONTENTS
                               -----------------


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS:

 .  Statement of Net Assets Available for Benefits With Fund Information--June
   30, 1995

 .  Statement of Net Assets Available for Benefits With Fund Information--June
   30, 1994

 .  Statement of Changes in Net Assets Available for Benefits with Fund
   Information for the Year Ended June 30, 1995

 .  Statement of Changes in Net Assets Available for Benefits with Fund
   Information for the Year Ended June 30, 1994


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SUPPLEMENTAL SCHEDULES:

Schedule I    Item 27a      Schedule of Assets Held for Investment Purposes--
                            June 30, 1995

Schedule II   Item 27d      Schedule of Reportable Transactions for the
                            Year Ended June 30, 1995

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------



To the Administrative Committee of the Delta Family-Care Savings Plan:


We have audited the accompanying statements of net assets available for benefits with fund information of the DELTA FAMILY-CARE SAVINGS PLAN (the "Plan") as of June 30, 1995 and 1994 and the related statements of changes in net assets available for benefits with fund information, for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Administrative Committee (the "Committee") appointed by the Board of Directors of Delta Air Lines, Inc., in its capacity as Administrator of the Plan. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits with fund information and the statements of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 /s/ Arthur Andersen LLP
Atlanta, Georgia
October 27, 1995

                        Delta Family-Care Savings Plan
     Statement of Net Assets Available for Benefits With Fund Information
                                 June 30, 1995


FUND                     INVESTMENTS       RECEIVABLES       TOTAL ASSETS         LIABILITIES     NET ASSETS
--------               ---------------    -------------    ---------------       -------------  ----------------
(Note 2)                 (Schedule I)        (Note 3)                              (Note 3)
Stocks                 $   337,358,000    $  2,373,000     $   339,731,000       $     456,000  $   339,275,000
Bonds                      119,399,000         669,000         120,068,000             147,000      119,921,000
Delta Stock                124,032,000         440,000         124,472,000                   -      124,472,000
Contracts                  634,131,000       1,739,000         635,870,000              69,000      635,801,000
Index                      131,364,000         727,000         132,091,000                   -      132,091,000
Conservative                35,740,000         157,000          35,897,000              40,000       35,857,000
Growth                      69,377,000         310,000          69,687,000              74,000       69,613,000
Delaware                     3,390,000          22,000           3,412,000                   -        3,412,000
Contrafund                 100,676,000         261,000         100,937,000                   -      100,937,000
Equity Income               15,188,000          50,000          15,238,000                   -       15,238,000
Growth & Income             25,795,000         116,000          25,911,000                   -       25,911,000
Magellan                    84,742,000         152,000          84,894,000                   -       84,894,000
OTC                          7,710,000          49,000           7,759,000                   -        7,759,000
Merrill Lynch                3,441,000           8,000           3,449,000                   -        3,449,000
Templeton                   27,481,000         151,000          27,632,000                   -       27,632,000
Select                       1,482,000           4,000           1,486,000                   -        1,486,000
Ultra                       19,406,000         103,000          19,509,000                   -       19,509,000
Preferred                  621,939,000       5,967,000         627,906,000         453,263,000      174,643,000
Participant Loans           44,731,000               -          44,731,000                   -       44,731,000
                      ----------------    ------------     ---------------      --------------  ----------------
TOTAL                  $ 2,407,382,000    $ 13,298,000     $ 2,420,680,000      $  454,049,000  $ 1,966,631,000
                      ================    ============     ===============      ==============  ================

        The accompanying notes are an integral part of this statement.

                        Delta Family-Care Savings Plan
Statement of Changes in Net Assets Available for Benefits With Fund Information
                       For the Year Ended June 30, 1995



                                                                     Page 1 of 3


                                        STOCKS        BONDS      DELTA STOCK     CONTRACTS      INDEX     CONSERVATIVE    GROWTH
                                     ------------  ------------  ------------  ------------  ------------ ------------  -----------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
Contributions:
  Participants'                      $ 37,066,000  $ 11,789,000  $ 10,494,000  $ 37,189,000  $ 15,442,000  $ 3,616,000  $ 8,362,000
  Employer's (Delta)                    3,137,000       834,000       806,000     3,389,000     1,317,000       28,000       74,000
                                     ------------  ------------  ------------  ------------  ------------  -----------  -----------
                                     $ 40,203,000  $ 12,623,000  $ 11,300,000  $ 40,578,000  $ 16,759,000  $ 3,644,000  $ 8,436,000
                                     ------------  ------------  ------------  ------------  ------------  -----------  -----------
Investment income:
  Net appreciation in fair value
   of investments                      52,091,000    11,062,000    50,745,000             -    26,184,000    5,146,000   11,643,000
  Interest and dividends                  835,000       287,000       704,000    42,506,000       344,000       77,000      168,000
                                     ------------  ------------  ------------  ------------  ------------  -----------  -----------
                                       52,926,000    11,349,000    51,449,000    42,506,000    26,528,000    5,223,000   11,811,000
  Less investment expenses             (1,375,000)     (439,000)       (1,000)            -             -     (115,000)    (210,000)
                                     ------------  ------------  ------------  ------------  ------------  -----------  -----------
                                     $ 51,551,000  $ 10,910,000  $ 51,448,000  $ 42,506,000  $ 26,528,000  $ 5,108,000  $11,601,000
                                     ------------  ------------  ------------  ------------  ------------  -----------  -----------
                                     ------------  ------------  ------------  ------------  ------------  -----------  -----------
  TOTAL ADDITIONS                    $ 91,754,000  $ 23,533,000  $ 62,748,000  $ 83,084,000  $ 43,287,000  $ 8,752,000  $20,037,000

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
Withdrawals                           (12,999,000)   (6,090,000)   (4,644,000)  (37,236,000)   (4,133,000)  (2,123,000)  (2,893,000)
Administrative expenses                  (500,000)     (277,000)       (2,000)     (622,000)      (74,000)     (88,000)    (157,000)
Transfers to other plans (Note 5)      (2,397,000)   (1,030,000)     (754,000)   (4,919,000)   (1,181,000)    (656,000)  (1,401,000)
Interest expense on ESOP notes                  -             -             -             -             -            -            -
                                     ------------  ------------  ------------  ------------  ------------  -----------  -----------
    TOTAL DEDUCTIONS                 $(15,896,000) $ (7,397,000)$ (5,400,000) $(42,777,000) $ (5,388,000) $(2,867,000) $(4,451,000)
                                     ------------  ------------  ------------  ------------  ------------  -----------  -----------
Net increase/decrease prior to
 interfund transfers:                $ 75,858,000  $ 16,136,000  $ 57,348,000  $ 40,307,000  $ 37,899,000  $ 5,885,000  $15,586,000
Interfund transfers                   (43,362,000)  (15,687,000)  (16,583,000)   10,844,000    (2,975,000)  (3,791,000)  (4,310,000)
                                     ------------  ------------  ------------  ------------  ------------  -----------  -----------
Net increase                         $ 32,496,000  $    449,000  $ 40,765,000  $ 51,151,000  $ 34,924,000  $ 2,094,000  $11,276,000

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of Year, July 1, 1994    $306,779,000  $119,472,000  $ 83,707,000  $584,650,000  $ 97,167,000  $33,763,000  $58,337,000
  End of Year, June 30, 1995         $339,275,000  $119,921,000  $124,472,000  $635,801,000  $132,091,000  $35,857,000  $69,613,000
                                     ============  ============  ============  ============  ============  ===========  ===========

        The accompanying notes are an integral part of this statement.

                        Delta Family-Care Savings Plan
Statement of Changes in Net Assets Available for Benefits With Fund Information
                       For the Year Ended June 30, 1995

                                                                     Page 2 of 3


                                 DELAWARE     CONTRAFUND   EQUITY INCOME  GROWTH & INCOME  MAGELLAN        OTC       MERRILL LYNCH
                                ----------    ----------   -------------  ---------------  --------     ----------   -------------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
Contributions:
  Participants'                $   283,000  $  12,096,000  $   1,504,000  $   2,070,000  $  10,150,000  $   404,000   $   408,000
  Employer's (Delta)                27,000        371,000         63,000        156,000        194,000       61,000        11,000
                               -----------  -------------  -------------  --------------  -------------  -----------   -----------
                               $   310,000  $  12,467,000  $   1,567,000  $   2,226,000  $  10,344,000  $   465,000   $   419,000
                               -----------  -------------  -------------  -------------  -------------  -----------   -----------
Investment Income:
  Net appreciation in fair
   value of investments            388,000     18,754,000        982,000      2,151,000     17,635,000    1,050,000       173,000
  Interest and dividends            66,000        262,000        802,000        864,000        536,000       23,000       262,000
                               -----------  -------------  -------------  -------------  -------------  -----------   -----------
                                   454,000     19,016,000      1,784,000      3,015,000     18,171,000    1,073,000       435,000
  Less investment expenses               -              -              -              -              -            -             -
                               -----------  -------------  -------------  -------------  -------------  -----------   -----------
                               $   454,000  $  19,016,000  $   1,784,000  $   3,015,000  $  18,171,000  $ 1,073,000   $   435,000
                               -----------  -------------  -------------  -------------  -------------  -----------   -----------
                               -----------  -------------  -------------  -------------  -------------  -----------   -----------
  TOTAL ADDITIONS              $   764,000  $  31,483,000  $   3,351,000  $   5,241,000  $  28,515,000  $ 1,538,000   $   854,000
                               -----------  -------------  -------------  -------------  -------------  -----------   -----------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
Withdrawals                        (44,000)    (2,979,000)      (581,000)      (526,000)    (3,084,000)     (72,000)     (128,000)
Administrative expenses             (1,000)       (23,000)        (3,000)        (4,000)       (23,000)      (1,000)       (1,000)
Transfers to other plans
 (Note 5)                          (11,000)    (2,542,000)      (270,000)      (132,000)      (778,000)     (59,000)      (57,000)
Interest expense on ESOP
 notes                                   -              -              -              -              -            -             -
                               -----------  -------------  -------------  -------------  -------------  -----------   -----------
  TOTAL DEDUCTIONS             $   (56,000) $  (5,544,000) $    (854,000) $    (662,000) $  (3,885,000) $  (132,000)  $  (186,000)
                               -----------  -------------  -------------  -------------  -------------  -----------   -----------
Net increase/decrease prior
 to interfund transfers:       $   708,000  $  25,939,000  $   2,497,000  $   4,579,000  $  24,630,000  $ 1,406,000   $   668,000
Interfund transfers              1,712,000     13,416,000      4,633,000  $  12,045,000      9,412,000  $ 5,414,000   $ 1,164,000
                               -----------  -------------  -------------  -------------  -------------  -----------   -----------
  Net increase                 $ 2,420,000  $  39,355,000  $   7,130,000  $  16,624,000   $ 34,042,000  $ 6,820,000   $ 1,832,000

NET ASSETS AVAILABLE FOR
 BENEFITS:
  Beginning of Year,
   July 1, 1994                $   992,000  $  61,582,000  $   8,108,000  $   9,287,000   $ 50,852,000  $   939,000   $ 1,617,000
  End of Year, June 30, 1995   $ 3,412,000  $ 100,937,000  $  15,238,000  $  25,911,000   $ 84,894,000  $ 7,759,000   $ 3,449,000
                               ===========  =============  =============  =============   ============  ===========   ===========

        The accompanying notes are an integral part of this statement.

                        Delta Family-Care Savings Plan
Statement of Changes in Net Assets Available for Benefits With Fund Information
                       For the Year Ended June 30, 1995

                                                                     Page 3 of 3


                                                                                                  PARTICIPANT
                                            TEMPLETON       SELECT      ULTRA      PREFERRED         LOANS            TOTAL
                                            ---------       ------      -----      ---------      -----------         -----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
  Participants'                          $  3,566,000  $   211,000   $   2,049,000 $            -   $           -  $   156,699,000
  Employer's (Delta)                          263,000        5,000         149,000     35,431,000               -       46,316,000
                                         ------------  -----------   ------------- --------------   -------------  ---------------
                                         $  3,829,000  $   216,000   $   2,198,000 $   35,431,000   $           -  $   203,015,000
                                         ------------  -----------   ------------- --------------   -------------  ---------------
Investment income:
  Net appreciation in fair value of
   investments                              1,293,000       93,000       3,171,000     37,006,000               -      239,567,000

  Interest and dividends                      663,000       92,000         320,000     30,213,000               -       79,024,000
                                         ------------  -----------   ------------- --------------   -------------  ---------------
                                            1,956,000      185,000       3,491,000     67,219,000               -      318,591,000

Less investment expenses                            -            -               -              -               -       (2,140,000)
                                         ------------  -----------   ------------- --------------   -------------  ---------------
                                         $  1,956,000  $   185,000   $   3,491,000 $   67,219,000   $           -  $   316,451,000
                                         ------------  -----------   ------------- --------------   -------------  ---------------
                                         ------------  -----------   ------------- --------------   -------------  ---------------
  TOTAL ADDITIONS                        $  5,785,000  $   401,000   $   5,689,000 $  102,650,000   $           -  $   519,466,000
                                         ------------  -----------   ------------- --------------   -------------  ---------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED
 TO:
Withdrawals                                  (684,000)    (127,000)      (392,000)    (7,617,000)     (1,611,000)      (87,963,000)
Administrative expenses                        (6,000)           -         (4,000)       (62,000)              -        (1,848,000)
Transfers to other plans (Note 5)            (301,000)     (14,000)      (293,000)    (3,458,000)        (22,000)      (20,275,000)
Interest expense on ESOP notes                      -            -              -    (33,199,000)              -       (33,199,000)
                                         ------------  -----------  ------------- --------------   -------------   ---------------
  TOTAL DEDUCTIONS                       $   (991,000) $  (141,000) $    (689,000)$  (44,336,000)  $  (1,633,000)  $  (143,285,000)
                                         ------------  -----------  ------------- --------------   -------------   ---------------
Net increase/decrease prior to
 interfund transfers:                    $  4,794,000  $   260,000  $   5,000,000 $   58,314,000   $  (1,633,000)  $   376,181,000
Interfund transfers                         8,989,000      219,000      7,504,000          1,000      11,355,000                 -
                                         ------------  -----------  ------------- --------------   -------------   ---------------
  Net increase                           $ 13,783,000  $   479,000  $  12,504,000 $   58,315,000   $   9,722,000   $   376,181,000

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of Year, July 1, 1994        $ 13,849,000  $ 1,007,000  $   7,005,000 $  116,328,000   $  35,009,000   $ 1,590,450,000
  End of Year, June 30, 1995             $ 27,632,000  $ 1,486,000  $  19,509,000 $  174,643,000   $  44,731,000   $ 1,966,631,000
                                         ============  ===========  ============= ==============   =============   ===============

        The accompanying notes are an integral part of this statement.

                        Delta Family-Care Savings Plan
     Statement of Net Assets Available for Benefits With Fund Information
                                 June 30, 1994


FUND                      INVESTMENTS    RECEIVABLES    TOTAL ASSETS     LIABILITIES        NET ASSETS
--------                 -------------   ------------  ---------------  -------------     ----------------
(Note 2)                 (Schedule I)      (Note 3)                          (Note 3)
Stocks                   $ 300,263,000   $  6,925,000  $   307,188,000  $     409,000     $   306,779,000
Bonds                      119,063,000        787,000      119,850,000        378,000         119,472,000
Delta Stock                 82,923,000        785,000       83,708,000          1,000          83,707,000
Contracts                  582,721,000      1,993,000      584,714,000         64,000         584,650,000
Index                       96,381,000        786,000       97,167,000              -          97,167,000
Conservative                33,619,000        184,000       33,803,000         40,000          33,763,000
Growth                      57,978,000        425,000       58,403,000         66,000          58,337,000
Delaware                       992,000              -          992,000              -             992,000
Contrafund                  61,576,000          6,000       61,582,000              -          61,582,000
Equity Income                8,107,000          1,000        8,108,000              -           8,108,000
Growth & Income              9,286,000          1,000        9,287,000              -           9,287,000
Magellan                    50,845,000          7,000       50,852,000              -          50,852,000
OTC                            939,000              -          939,000              -             939,000
Merrill Lynch                1,617,000              -        1,617,000              -           1,617,000
Templeton                   13,849,000              -       13,849,000              -          13,849,000
Select                       1,007,000              -        1,007,000              -           1,007,000
Ultra                        7,005,000              -        7,005,000              -           7,005,000
Preferred                  575,020,000      7,213,000      582,233,000    465,905,000         116,328,000
Participant Loans           35,009,000              -       35,009,000              -          35,009,000
                      ----------------   ------------  ---------------  -------------     ----------------
TOTAL                  $ 2,038,200,000   $ 19,113,000  $ 2,057,313,000  $ 466,863,000     $ 1,590,450,000
                      ================   ============  ===============  =============     ================

        The accompanying notes are an integral part of this statement.

                        Delta Family-Care Savings Plan
Statement of Changes in Net Assets Available for Benefits With Fund Information
                       For the Year Ended June 30, 1994

                                                                     Page 1 of 3



                                   STOCKS          BONDS       DELTA STOCK   CONTRACTS       INDEX      CONSERVATIVE     GROWTH
                                   ------          -----       -----------   ---------       -----      ------------     ------
ADDITIONS TO NET ASETS
 ATTRIBUTED TO:
Contributions:
  Participants'                $  38,166,000  $  14,717,000  $  13,216,000  $  41,636,000  $ 16,907,000  $ 4,634,000  $  9,772,000
  Employer's (Delta)               4,820,000      1,443,000      1,648,000      4,903,000     1,593,000      419,000       761,000
                               -------------  -------------  -------------  -------------  ------------  -----------  ------------
                               $  42,986,000  $  16,160,000  $  14,864,000  $  46,539,000  $ 18,500,000  $ 5,053,000  $ 10,533,000
                               -------------  -------------  -------------  -------------  ------------  -----------  ------------
Investment income:
  Net appreciation/
   (depreciation) in fair
   value of investments           21,295,000       (438,000)    (3,164,000)             -     1,139,000   (1,079,000)   (1,567,000)
  Interest and dividends             605,000        228,000        711,000     40,070,000       250,000       62,000       121,000
                               -------------  -------------  -------------  -------------  ------------  -----------  ------------
                                  21,900,000       (210,000)    (2,453,000)    40,070,000     1,389,000   (1,017,000)   (1,446,000)
  Less investment expenses        (1,498,000)      (659,000)       (14,000)             -             -     (125,000)     (194,000)
                               -------------  -------------  -------------  -------------  ------------  -----------  ------------
                               $  20,402,000  $    (869,000) $  (2,467,000) $  40,070,000  $  1,389,000  $(1,142,000) $ (1,640,000)
                               -------------  -------------  -------------  -------------  ------------  -----------  ------------
                               -------------  -------------  -------------  -------------  ------------  -----------  ------------
  TOTAL ADDITIONS              $  63,388,000  $  15,291,000  $  12,397,000  $  86,609,000  $ 19,889,000  $ 3,911,000  $  8,893,000
                               -------------  -------------  -------------  -------------  ------------  -----------  ------------
DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
Withdrawals                       (8,499,000)    (5,678,000)    (3,913,000)   (32,081,000)   (3,196,000)  (1,786,000)   (1,579,000)
Administrative expenses              (74,000)      (119,000)        (1,000)      (534,000)      (56,000)     (47,000)      (86,000)
Interest expense on ESOP
 notes                                     -              -              -              -             -            -             -
                               -------------  -------------  -------------  -------------  ------------  -----------  ------------
  TOTAL DEDUCTIONS             $  (8,573,000) $  (5,797,000) $  (3,914,000) $ (32,615,000) $ (3,252,000) $(1,833,000) $ (1,665,000)
                               -------------  -------------  -------------  -------------  ------------  -----------  ------------
Net increase/decrease prior
 to interfund tranfers:        $  54,815,000  $   9,494,000  $   8,483,000  $  53,994,000  $ 16,637,000  $ 2,078,000  $  7,228,000
Interfund transfers               10,472,000    (37,968,000)   (29,115,000)  (161,684,000)   (8,871,000)  31,685,000    51,109,000
                               -------------  -------------  -------------  -------------  ------------  -----------  ------------
  Net increase/(decrease)      $  65,287,000  $ (28,474,000) $ (20,632,000) $(107,690,000) $  7,766,000  $33,763,000  $ 58,337,000

NET ASSETS AVAILABLE FOR
 BENEFITS:
  Beginning of Year,
   July 1, 1993                $ 241,492,000  $ 147,946,000  $ 104,339,000  $ 692,340,000  $ 89,401,000  $         -  $          -
  End of Year, June 30, 1994   $ 306,779,000  $ 119,472,000  $  83,707,000  $ 584,650,000  $ 97,167,000  $33,763,000  $ 58,337,000
                               =============  =============  =============  =============  ============  ===========  ============

        The accompanying notes are an integral part of this statement.

                        Delta Family-Care Savings Plan
Statement of Changes in Net Assets Available for Benefits With Fund Information
                       For the Year Ended June 30, 1994

                                                                     Page 2 of 3


                                                                          EQUITY      GROWTH &                            Merrill
                                               DELAWARE  CONTRAFUND       INCOME      INCOME     MAGELLAN       OTC       Lynch
                                               --------  ----------       ------      --------   --------       ---       ---------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
  Participants'                               $ 246,000   $12,704,000   $ 1,441,000  $1,736,000  $10,450,000  $ 251,000   $ 404,000
  Employer's (Delta)                             30,000       867,000        94,000     121,000    1,074,000     12,000       6,000
                                              ---------   -----------   -----------  ----------  -----------  ---------   ---------
                                              $ 276,000   $13,571,000   $ 1,535,000  $1,857,000  $11,524,000  $ 263,000   $ 410,000
                                              ---------   -----------   -----------  ----------  -----------  ---------   ---------
Investment income:
  Net appreciation/(depreciation) in
  fair value of investments                    (189,000)   (7,442,000)     (386,000)   (382,000)  (8,122,000)  (126,000)    (38,000)
  Interest and dividends                         57,000     4,530,000       472,000     306,000    4,845,000     60,000      61,000
                                              ---------   -----------   -----------  ----------  -----------  ---------   ---------
                                               (132,000)   (2,912,000)       86,000     (76,000)  (3,277,000)   (66,000)     23,000
  Less investment expenses                            -             -             -           -            -          -           -
                                              ---------   -----------   -----------  ----------  -----------  ---------   ---------
                                              $(132,000)  $(2,912,000)  $    86,000  $  (76,000) $(3,277,000) $ (66,000)  $  23,000
                                              ---------   -----------   -----------  ----------  -----------  ---------   ---------

  TOTAL ADDITIONS                             $ 144,000   $10,659,000   $ 1,621,000  $1,781,000  $ 8,247,000  $ 197,000   $ 433,000
                                              ---------   -----------   -----------  ----------  -----------  ---------   ---------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Withdrawls                                      (21,000)   (1,552,000)     (168,000)   (311,000)  (1,296,000)   (41,000)    (64,000)
Administrative expenses                          (1,000)      (19,000)       (2,000)     (2,000)     (18,000)         -           -
Interest expense on ESOP notes                        -             -             -           -            -          -           -
                                              ---------   -----------   -----------  ----------  -----------  ---------   ---------
  TOTAL DEDUCTIONS                           $ (22,000)  $(1,571,000)  $  (170,000) $ (313,000) $(1,314,000) $ (41,000)  $ (64,000)
                                              ---------   -----------   -----------  ----------  -----------  ---------   ---------

   Net increase/decrease prior to interfund
   transfers:                                 $ 122,000   $ 9,088,000   $ 1,451,000  $1,468,000   $6,933,000  $ 156,000   $ 369,000
   Interfund transfers                          870,000    52,494,000     6,657,000   7,819,000   43,919,000    783,000   1,248,000
                                              ---------   -----------   -----------  ----------  -----------  ---------  ----------
   Net increase/(decrease)                    $ 992,000   $61,582,000   $ 8,108,000  $9,287,000  $50,852,000  $ 939,000  $1,617,000

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of Year, July 1, 1993             $       -   $         -   $         -  $        -  $         -   $      -  $        -
  End of Year, June 30, 1994                  $ 992,000   $61,582,000   $ 8,108,000  $9,287,000  $50,852,000   $939,000  $1,617,000
                                              =========   ===========   ===========  ==========  ===========  =========  ==========


        The accompanying notes are an integral part of this statement.

                        Delta Family-Care Savings Plan
Statement of Changes in Net Assets Available for Benefits With Fund Information
                       For the Year Ended June 30, 1994

                                                                                                                      Page 3 of 3

                                                                                                       PARTICIPANT
                                              TEMPLETON       SELECT        ULTRA        PREFERRED       LOANS          TOTAL
                                              ---------       ------        -----        ---------       -----          -----
ADDITIONS TO NET ASETS
 ATTRIBUTED TO:
Contributions:
  Participants'                              $  1,553,000  $   238,000  $ 1,471,000  $           -  $          -  $   169,542,000
  Employer's (Delta)                              201,000       15,000      124,000     35,276,000             -       53,407,000
                                             ------------  -----------  -----------  -------------  ------------  ---------------
                                             $  1,754,000  $   253,000  $ 1,595,000  $  35,276,000  $          -  $   222,949,000
                                             ------------  -----------  -----------  -------------  ------------  ---------------
Investment income:
  Net appreciation/(depreciation) in fair
    value of
     investments                                 (253,000)    (210,000)    (838,000)    (4,156,000)            -       (5,956,000)
  Interest and dividends                          248,000      103,000       19,000     30,228,000             -       82,976,000
                                             ------------  -----------  -----------  -------------  ------------  ---------------
                                                   (5,000)    (107,000)    (819,000)    26,072,200             -       77,020,000
  Less investment expenses                              -            -            -              -             -       (2,490,000)
                                             ------------  -----------  -----------  -------------  ------------  ---------------
                                             $     (5,000) $  (107,000) $  (819,000) $  26,072,000  $          -  $    74,530,000
                                             ------------  -----------  -----------  -------------  ------------  ---------------
  TOTAL ADDITIONS                            $  1,749,000  $   146,000  $   776,000  $  61,348,000  $          -  $   297,479,000
                                             ------------  -----------  -----------  -------------  ------------  ---------------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
Withdrawals                                      (155,000)     (11,000)    (192,000)    (3,575,000)     (875,000)     (64,993,000)
Administrative expenses                            (2,000)           -       (3,000)       (46,000)            -       (1,010,000)
Interest expense on ESOP notes                          -            -            -    (33,818,000)            -      (33,818,000)
                                             ------------  -----------  -----------  -------------  ------------  ---------------
  TOTAL DEDUCTIONS                           $   (157,000) $   (11,000) $  (195,000) $ (37,439,000) $   (875,000) $   (99,821,000)
                                             ------------  -----------  -----------  -------------  ------------  ---------------
Net increase/decrease prior to
 interfund transfers:                        $  1,592,000  $   135,000  $   581,000  $  23,909,000  $   (875,000) $   197,658,000
Interfund transfers                            12,257,000      872,000    6,424,000              -    11,029,000                -
                                             ------------  -----------  -----------  -------------  ------------  ---------------
  Net increase/(decrease)                    $ 13,849,000  $ 1,007,000  $ 7,005,000  $  23,909,000  $ 10,154,000  $   197,658,000

NET ASSETS AVAILABLE FOR
 BENEFITS:
  Beginning of Year, July 1, 1993            $          -  $         -  $         -  $  92,419,000  $ 24,855,000  $ 1,392,792,000
  End of Year, June 30, 1994                 $ 13,849,000  $ 1,007,000  $ 7,005,000  $ 116,328,000  $ 35,009,000  $ 1,590,450,000
                                             ============  ===========  ===========  =============  ============  ===============

        The accompanying notes are an integral part of this statement.

                        DELTA FAMILY-CARE SAVINGS PLAN
                        ------------------------------

                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                  -------------------------------------------

                            JUNE 30, 1995 AND 1994
                            ----------------------


1.   DESCRIPTION OF PLAN:

     The following description of the Delta Family-Care Savings Plan (the "Plan") provides only general information regarding the Plan as in effect on June 30, 1995. Participants should refer to the Plan document for a complete description of the Plan's provisions.

     The Plan is a defined contribution plan established by Delta Air Lines, Inc. ("Delta" or the "Company"). Active Delta personnel who have completed 12 consecutive months of employment and are either paid on the United States domestic payroll or employed in the Commonwealth of Puerto Rico are eligible to participate in the Plan. Effective July 1, 1993, the Plan was amended to permit participation to begin on the first day of the first pay period following eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     The responsibility for operation and administration of the Plan (except for investment management and control of assets) is vested in the Administrative Committee appointed by the Board of Directors of the Company. The Benefit Funds Investment Committee (the "BFIC") of the Board of Directors is responsible for investment management and control of assets of the Plan. However, the Plan allows a participant to exercise control over the assets in his account (except the Preferred Stock Fund) and is intended to qualify as a plan described in Section 404(c) of ERISA and Federal Regulation 2550.404(c)-1. The BFIC has appointed outside investment managers (including the Trustee) to manage the portfolios and investment options in which a participant may invest his account. The BFIC evaluates the performance of the investment managers and the trustee. The investment managers and the trustee are authorized to purchase and sell securities subject to certain investment restrictions determined by the BFIC, as applicable.

     Effective July 1, 1993, the trustee and recordkeeping functions of the Plan were transferred to Fidelity Management Trust Company (the "Trustee") and Fidelity Institutional Retirement Services Company (the "Recordkeeper"), respectively. The Recordkeeper is responsible for maintaining appropriate records of investment transactions, participant account balances, and, under the direction of the Administrative Committee, for distributions from participants' accounts.

       Contributions
          Eligible non-pilot personnel who are not based in Puerto Rico and who had gross earnings (as defined in the Plan) of less than $55,000 in the previous calendar year may contribute up to 15% of their earnings to the Plan. Eligible non-pilot personnel who had gross earnings of $55,000 or more in the previous calendar year and Puerto Rico based personnel may contribute up to 10% of their gross earnings to the Plan. Once a non-pilot participant is eligible to contribute 15%, he will not be disqualified from contributing up to 15% solely because his gross earnings exceed $55,000 in the future. Eligible pilot personnel may contribute up to 6% of their gross earnings to the Plan. These contributions may be made, at the option of the employee, as pre-tax contributions or after-tax contributions, or as a combination of both pre-tax and after-tax contributions. Delta contributes 50c to a participant's account for every $1 contributed by the participant, up to 2% of the participant's annual earnings. In accordance with federal law, an employee's annual gross earnings in excess of specified levels are not considered for purposes of determining how much the employee or Delta may contribute to the Plan. Moreover, there are other limits imposed by federal law which may limit the amount of pre-tax, after-tax or employer contributions that may be made on behalf of a participant.

          Beginning October 1, 1989, the first $1,000 (increased by $50 per Plan year) of Delta's contributions to a participant's account (the "Annual Cap") is invested in Delta's Series B ESOP Convertible Preferred Stock ("Preferred Stock"), and Delta's Common Stock ("Common Stock") (see
          Note 9). The remainder, if any, of Delta's contributions to a participant's account during a Plan year will be invested in the other Plan funds (see Note 2) in the same proportion as the participant directs for his or her own contributions. Effective July 1, 1995, the Plan was amended to provide that Delta's matching contributions in excess of the Annual Cap shall instead be made in Common Stock for non-collectively bargained, highly compensated employees (as determined under the Internal Revenue Code of 1986).

       Vesting
          Participants are immediately vested in all contributions to their accounts plus actual earnings thereon.

       Participant Accounts
          Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions as well as the participant's share of the Plan's income and any related administrative expenses. Allocations of the Plan's net income are based on the proportion that each participant's account balance bears to the total of all participant account balances. Income from participant loans is not subject to this allocation.

       Account Distributions
          Upon retirement or disability, a participant's non-ESOP account balance may be distributed in the form of monthly installments which continue over the participant's life expectancy. The life expectancy is calculated based on the participant's age at retirement, date of total and permanent disability, or, if distribution is deferred, the date the request for distribution is processed. The monthly installment payments are based on (a) the amount remaining in the participant's account; (b) the investment gains and losses on the investment options in which the participant's account was invested; and (c) remaining life expectancy. However, a participant may elect a different form of retirement benefit such as a single sum cash payment, cash payments in monthly variable installments for a definite period not to exceed life expectancy, or monthly variable installments to be paid over the life expectancy of the participant and the participant's spouse. A participant's ESOP account balance may be distributed as a lump sum cash payment or in Common Stock, at the participant's election, when distribution of the non-ESOP portion of the account begins.

          Upon termination of employment for reasons other than retirement or disability, a participant's non-ESOP account balance may be distributed as a lump sum cash payment or the participant may elect to defer distribution. A participant's ESOP account balance may be distributed as a lump sum cash payment or in Common Stock, at the participant's election, when distribution of the non-ESOP portion of the account begins.

          A participant, while employed, may elect to withdraw all after-tax contributions, pre-1989 matching contributions and the earnings thereon. Under certain specified hardship circumstances, a participant, while employed, may also elect to withdraw pre-tax contributions.

          Distributions from the Plan are subject to income taxes, and specified types of early withdrawals may also be subject to significant tax penalties.

       Loans to Participants
          Participants may borrow against a portion of their Plan account balances. The loans are repaid, generally through regular payroll deductions, over a period not to exceed four years. The principal amounts of the loans are assets of the Plan and earn interest, which represents income to the borrowing participant, at a fixed rate equal to the average of the secured loan interest rate and the unsecured loan interest rate of the Delta Employees' Credit Union at initiation of the loan. This rate fluctuated between 9.45% and 12.5% during the 1995 and 1994 Plan years.

2.   INVESTMENT OPTIONS

     The following investment options, all of which are participant directed except the Preferred Stock Fund, were available to all participants under the Plan during the Plan years ended June 30, 1995 and 1994.
         . Commingled Stocks Fund ("Stocks Fund") - invested in investment strategy portfolios which primarily held U.S. and foreign stocks;
         . Commingled Bonds Fund ("Bonds Fund") - invested in a diversified portfolio invested primarily in fixed-income securities;
         . Delta Common Stock Fund ("Delta Stock Fund") - invested primarily in Common Stock;
         . Insurance Contracts/Stable Value Fund ("Contracts Fund") - invested primarily in a portfolio of investment contracts issued by major insurance companies;
         . Fidelity U.S. Equity Index Commingled Fund ("Index Fund") - invested in a pooled investment vehicle which invested primarily in a portfolio of the common stock of corporations included in the Standard & Poor's 500 Index; and
         . Preferred Stock Fund ("Preferred Fund") - invested primarily in Preferred Stock and Common Stock (see Note 9).

     In addition, during the Plan year ended June 30, 1994 and the period from July 1, 1994 to March 31, 1995, non-pilot participants (December 1, 1994 to March 31, 1995 in the case of pilot participants) could also invest in two investment strategy portfolios, plus one fund from the "Window of Choices" option which contains ten mutual funds. Effective April 1, 1995, the Plan was amended to permit all participants to invest in an unlimited number of funds in the "Window of Choices" option.

       The investment strategy portfolios are:
          . Conservative Growth Balanced Fund ("Conservative") - invested primarily in portfolios of high-quality fixed-income securities and diversified U.S. equity securities; and
          . Growth Balanced Fund ("Growth") - invested primarily in portfolios of diversified U.S. equity securities and high-quality fixed-income securities.

       The "Window of Choices" option contains the following ten mutual funds:
          . Delaware Group Trend Fund ("Delaware") - invested primarily in U.S.
            stocks of emerging and other growth-oriented companies;
          . Fidelity Contrafund ("Contrafund") - invested primarily in undervalued common stocks and securities convertible into common stocks and other securities for capital appreciation;
          . Fidelity Equity-Income Fund ("Equity Income") - invested primarily in dividend-paying common and preferred stocks;
          . Fidelity Growth & Income Fund ("Growth & Income") - invested primarily in U.S. equity securities of companies that offer potential for earnings growth while paying current dividends;
          . Fidelity Magellan Fund ("Magellan") - invested primarily in common stocks and securities convertible into common stocks of both U.S. and foreign companies;
          . Fidelity OTC Portfolio ("OTC") - invested primarily in securities that are traded on the "over the counter" market;
          . Merrill Lynch Capital Fund (Class A)("Merrill Lynch") - invested primarily in equity securities, corporate bonds, money market securities, and may invest in the securities of foreign issuers;
          . Templeton Foreign Equity Series Fund ("Templeton") - invested primarily in stocks of undervalued foreign companies;
          . Twentieth Century Select Investors Fund ("Select") - invested primarily in large capitalization U.S. common stocks; and
          . Twentieth Century Ultra Investors Fund ("Ultra") - invested primarily in U.S. common stocks of small-to-medium sized companies.



During the Plan years ended June 30, 1995 and 1994, all Plan participants could allocate their contributions and existing fund balances in 1% multiples among the investment options available to them at any given time (see discussion of timing and effect of various amendments to the Plan above), but they could not allocate more than 50% of their contributions to the Delta Stock Fund.

3.   SUMMARY OF ACCOUNTING POLICIES:

       Basis of Accounting
          The financial statements of the Plan are prepared under the accrual method of accounting.

       Investments
          Investments (see Note 2), are reported at approximate fair values at June 30, 1995 and 1994. These values are based on quoted market prices where available. The carrying values of all other financial instruments approximate their fair values.

          The fair market value of individual investments that represent 5% or more of the Plan's total net assets at June 30, 1995 and 1994, and the applicable number of shares or principal amounts are separately identified as follows:


                                          Number of Shares or     Market or
                                           Principal Amount     Contract Value
                                          -------------------   --------------
1995:  FIDELITY MAGELLAN FUND                   1,875,310       $156,584,000
       FIDELITY BROAD MARKET COLLECTIVE
        TRUST                                  13,249,971        168,539,000
       DELTA COMMON STOCK                       3,072,225        226,576,000
       DELTA PREFERRED STOCK                    6,786,632        488,639,000
       FIDELITY U.S. EQUITY INDEX
        COMMINGLED FUND                         9,122,497        131,364,000
       FIDELITY SELECT EQUITY
        COLLECTIVE TRUST FUND                   8,872,157        135,648,000

1994:  Fidelity Magellan Fund                   1,722,177       $110,116,000
       Fidelity Broad Market Collective
        Trust                                  14,035,630        162,392,000
       Delta Common Stock                       2,980,285        134,859,000
       Delta Preferred Stock                    6,878,294        495,237,000
       Fidelity Select Equity Collective
        Trust Fund                             10,872,545        130,305,000

   The net appreciation/depreciation in fair value of investments includes both net unrealized appreciation/depreciation of Plan assets and net realized gain/loss on sales of Plan assets. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Distributions
   Account distributions are recorded when paid. There were no amounts payable at June 30, 1995 and 1994, to individuals who had withdrawn from participation in the Plan.

       Receivables and Liabilities
          The receivables shown in the aggregate in the accompanying statements of net assets include:


                                                    1995           1994
                                                ------------   ------------
                      Employer contributions    $ 11,791,000   $ 13,038,000
                      Interest and dividends          82,000         62,000
                      Due from broker              1,425,000      6,013,000
                                                ------------   ------------
                        Total                   $ 13,298,000   $ 19,113,000
                                                ============   ============

          The liabilities shown in the aggregate in the accompanying statements of net assets include:

                                                     1995           1994
                                                 ------------   ------------
                      ESOP Notes--principal      $421,203,000   $432,048,000
                      ESOP Notes--interest         28,406,000     33,818,000
                      Due to broker                 3,654,000        267,000
                      Due to others                   786,000        730,000
                                                 ------------   ------------
                        Total                    $454,049,000   $466,863,000
                                                 ============   ============

       Administrative Expenses

          Certain administrative functions for the Plan are performed by officers or employees of Delta. No such officer or employee receives compensation from the Plan.

4.    PARTICIPANTS:

      The following table represents the number of participants in each fund at June 30, 1995.


Fund        Participants      Fund          Participants      Fund             Participants
------------------------------------------------------------------------------------------------
Stocks           30,288   Growth               10,931    OTC                           977
Bonds            18,471   Delaware                536    Merrill Lynch                 894
Delta Stock      19,538   Contrafund            9,699    Templeton                   3,137
Contracts        31,453   Equity Income         1,954    Select                        329
Index            17,346   Growth & Income       2,702    Ultra                       2,371
Conservative      5,965   Magellan             10,052    Preferred (allocated)      55,563
                                                         Total                      56,876
------------------------------------------------------------------------------------------------

     At June 30, 1995, 5,172 retired participants (or their designated beneficiaries) were receiving monthly distributions from their accounts or had elected to defer distribution to a later date.

5.   TRANSFERS TO OTHER PLANS:

     Effective February 1, 1995, the Plan was amended to provide the Administrative Committee with the power to direct the Trustee to transfer assets and liabilities attributable to certain Plan participants to another tax-qualified plan upon the happening of certain corporate events.

     During the Plan year ended June 30, 1995, Delta and AT&T Global Information Solutions Company formed TransQuest Information Solutions ("TransQuest"), a joint venture to provide information technology services to Delta and others in the travel and transportation industries. Following the formation of this joint venture, certain employees and their related assets and liabilities of the Plan, valued at $20,275,000, were transferred to TransQuest and its sponsored plan.

6.   FEDERAL INCOME TAXES:

     The Plan received a determination letter dated August 18, 1992, from the Internal Revenue Service ("IRS") which states that the Plan, as amended through March 10, 1992, is in compliance with Section 401(a) and applicable subsections of Section 409 of the Internal Revenue Code of 1986, as amended ("Code"), is entitled to an exemption from federal income taxation under
     Section 501(a) of the Code, is an employee stock ownership plan with a cash or deferred arrangement under Section 401(k) of the Code, and satisfies the requirements of Section 4975(e)(7) of the Code. A new determination letter
     request is currently pending with the IRS.   In the opinion of Delta's
     management, the Plan as of June 30, 1995, continues to be in compliance with Sections 401(a), applicable subsections of Section 409 and 401(k), and
     Section 4975 (e)(7), and continues to be entitled to an exemption from federal income taxation under Section 501(a); thus, no provision for federal income taxes has been made in the accompanying financial statements.


7.   PLAN TERMINATION:

     The Plan provides that Delta, at its discretion, may amend or discontinue the Plan at any time. Plan assets that are held in the Contracts Fund are subject to certain restrictions which, in the event of Plan termination, may affect the timing and value of participant account distributions. Such distributions from the Contracts Fund may (a) be made in installments over a period of one or more years, or (b), if distributed in a single sum, incur a reduction in value. The amount of such a reduction would depend on the market value adjustments made by each insurance company to the value of assets distributed from their respective contracts.

8.   PLAN AMENDMENTS:

     Effective July 1, 1993, the Plan was amended, in certain respects, including, among other things, to increase the investment options available to non-pilot participants, to permit certain non-pilot participants to contribute up to 15% of their earnings, subject to certain conditions, and to permit non-pilot participants to reallocate their account balances or future contributions on a daily rather than quarterly basis.

     Effective December 1, 1994, the Plan was amended and restated, in certain respects, including among other things, to increase the investment options available to pilot participants, and to permit pilot participants to reallocate their account balances or future contributions on a daily rather than quarterly basis.

     Effective April 1, 1995, the Plan was amended to allow all participants to invest in an unlimited number of funds in the "Window of Choices" option.

     Effective June 1, 1995, the Plan was amended to provide that qualified matching contributions may be made on account of non-highly compensated Puerto Rican participants in the Plan, but only to the extent necessary to pass certain Plan discrimination tests.

     For a brief discussion of other Plan amendments, see Notes 1, 2 and 5.

9.   EMPLOYEE STOCK OWNERSHIP PLAN:

     Effective July 1, 1989, the Plan was amended and restated to add an ESOP feature. In connection with the establishment of the ESOP, Delta sold 6,944,450 shares of Preferred Stock to the ESOP trustee for $72 per share, or approximately $500 million. The ESOP trustee initially financed this purchase by borrowing $493 million from Delta and approximately $7 million from a bank.

     On January 2, 1990, the ESOP trustee repaid the outstanding principal balance of the loan from the bank. On February 22, 1990, the Plan issued $481.4 million principal amount of its Guaranteed Serial ESOP Notes ("ESOP Notes") to third party lenders. The proceeds of the issuance of the ESOP Notes were used to repay the outstanding principal balance of the loan made by Delta to the ESOP trustee when the ESOP was adopted. The ESOP Notes and certain related tax indemnities are guaranteed by Delta (see Note 10).

     The shares of Preferred Stock will be held in the name of the Trustee until redemption or conversion, and may not be sold by the Trustee or distributed outside the Plan except for resale to Delta. The Preferred Stock is redeemable at Delta's option at specified redemption prices payable, at Delta's election, in cash or Common Stock. Delta is required to redeem shares of Preferred Stock at any time to enable the Trustee to provide for distributions to participants.

     Each share of Preferred Stock has a stated value of $72; bears an annual cumulative cash dividend of 6%, or $4.32; is convertible into 0.8578 shares of Common Stock (a conversion price of $83.94), subject to adjustment in certain circumstances; has a liquidation preference of $72, plus any accrued and unpaid dividends; generally votes together as a single class with the Common Stock on matters upon which the Common Stock is entitled to vote; and has one vote per share, subject to adjustment in certain circumstances. In the event that full cumulative dividends on the Preferred Stock have not been paid when due, Delta may not pay cash dividends on its Common Stock.

     The Plan provides that shares of Preferred Stock and Common Stock allocated to a participant's account in the Preferred Fund ("Allocated Shares") and the Common Stock attributable to a participant's account in the Delta Stock Fund will be voted by the Trustee in accordance with the participant's confidential voting instructions or, if no voting instructions are received by the Trustee, such shares will be voted by the Trustee in its discretion. The Plan further provides that shares of Preferred Stock not yet allocated to any participant's account will be voted by the Trustee in proportion to the votes cast with respect to Allocated Shares for which voting instructions are received.

     Unallocated shares of Preferred Stock are held in a separate "Unallocated Account" of the Plan, pending release and allocation to participants' accounts. The number of shares of Preferred Stock released from the Unallocated Account for a Plan year will generally be the number of shares of Preferred Stock held in the Unallocated Account times the ratio that the amount of principal and interest paid on the ESOP Notes with respect to such Plan year bears to the total amount of principal and interest remaining to be paid (including payments with respect to such Plan year). Shares are released from the Unallocated Account to a "Holding Account" upon debt service payments and are then allocated to participants' accounts as Delta matching contributions and/or dividend income are received.

     Shares of Preferred Stock released from the Unallocated Account (and not allocated as described in the last sentence of the preceding paragraph) will be allocated as of the end of each quarter to the accounts of participants making contributions to the Plan who are due a matching contribution (or dividend payment, if applicable). The number of shares of Preferred Stock so allocated will be based on a value equal to the higher of $72 per share or the market value of the shares of Preferred Stock as defined in the Plan, in either case plus accrued and unpaid dividends. If during the Plan year, the value of the Preferred Stock released from the Unallocated Account as a result of the repayment of the ESOP Notes is less than Delta's matching contribution to the Plan for that year, this difference will be made up by Delta (a) prepaying the ESOP Notes to release additional shares of Preferred Stock; (b) contributing cash to the Plan so the trustee may purchase Common Stock; or (c) contributing shares of Common Stock to the Plan; in each case, for allocation to participants' accounts to satisfy the matching contribution. However, if at the end of the Plan year the value of the Preferred Stock released from the Unallocated Account as a result of the scheduled repayment of the ESOP Notes during that Plan year is greater than Delta's matching contribution to the Plan for that Plan year, the excess will be divided evenly among all participants making contributions to the Plan.

     The ESOP Notes will be repaid primarily from the Company's contributions (see Note 1) and dividends on the Preferred Stock. If dividends on Allocated Shares are used to repay the ESOP Notes, additional shares of Preferred Stock and Common Stock equal in value to such dividends will be allocated to the accounts of participants who otherwise would have received such dividends.

     As of June 30, 1995, 1,673,315 shares of Preferred Stock with a market value, as defined, of $120,479,000 had been allocated to participants' accounts and 5,113,317 shares of Preferred Stock with a market value, as defined, of $368,160,000 were held in the Unallocated Account. During the Plan year ended June 30, 1995, 91,660 shares of Preferred Stock were redeemed in connection with the payment of participant benefits.


10.  LONG-TERM DEBT:

     During the Plan year ended June 30, 1995, the Plan voluntarily prepaid in whole, with funds provided by Delta, the Plan's 1990 Series A and Series B Guaranteed Serial ESOP Notes ("Old Notes"), which were guaranteed by Delta. Simultaneously with the prepayment, the Plan issued to Delta 1994 Series A and Series B Guaranteed Serial ESOP Notes ("New Notes") in a principal amount equal to the Old Notes that were prepaid. The New Notes have the same interest rate and final maturity date as the corresponding series of Old Notes. Other terms of the New Notes are substantially the same as the corresponding series of Old Notes, except that the New Notes do not have the benefit of a credit enhancement. The principal amount outstanding and the other terms of the Plan's Series C ESOP Notes were not affected by the prepayment of the Old Notes.

     At June 30, 1995, the Plan's long-term debt, including current maturities of $12,444,000, consisted of $421,203,000 aggregate principal amount of Series C ESOP Notes and New Notes (see Note 9) with final maturity dates ranging from July 1, 1999 to January 1, 2009, and interest rates ranging from 7.26% to 8.10%. The interest rates on the Series C ESOP Notes and the New Notes are subject to adjustment in the event of certain changes in the federal income tax laws. Subject to certain restrictions, the Series C ESOP Notes and the New Notes may be prepaid at the option of the Plan at any time in whole or in part. As discussed in Note 7 of the Notes to Consolidated Financial Statements in Delta's 1995 Annual Report to Stockholders,

     Delta may be required to purchase the Series C ESOP Notes at the option of the holders in certain circumstances.


     At June 30, 1995, the annual maturities of the Series C ESOP Notes and the New Notes for the next five years and thereafter were as follows:


                               YEARS ENDING JUNE 30,         AMOUNT
                               ---------------------     --------------
                               1996                      $  12,444,000
                               1997                         14,206,000
                               1998                         16,146,000
                               1999                         18,283,000
                               2000                         20,634,000
                               After 2000                  339,490,000
                                                         --------------
                                     TOTAL               $ 421,203,000
                                                         ==============

11.  PARTICIPANTS' UNITS:

     At June 30, 1995, the number of participant units and unit value by fund were as follows:

                   FUND               UNITS       UNIT VALUE
          ---------------------    ------------ --------------
          Stocks                    26,671,955      $12.72
          Bonds                     11,116,818       10.79
          Delta Stock                8,084,575       15.40
          Contracts                634,063,241        1.00
          Index                      9,122,497       14.48
          Conservative               3,080,685       11.64
          Growth                     5,737,060       12.13
          Delaware                     237,082       14.39
          Contrafund                 2,753,719       36.65
          Equity Income                437,823       34.80
          Growth & Income            1,066,808       24.29
          Magellan                   1,014,870       83.65
          OTC                          264,313       29.36
          Merrill Lynch                117,438       29.37
          Templeton                  2,003,016       13.80
          Select                        38,626       38.47
          Ultra                        807,234       24.17
          Preferred (allocated)      3,074,820       74.71

12.  RELATED PARTY TRANSACTIONS:

     Certain of the Plan's investments are shares of mutual funds or interests in cash reserve accounts managed by the Trustee or affiliates of the Trustee. Transactions related to such investments qualify as permissible party-in-interest transactions under ERISA. Fees paid to the Trustee and the Recordkeeper by the Plan for investment management and recordkeeping fees totaled $3,988,000 and $3,500,000 for the years ended June 30, 1995 and 1994, respectively. Additional fees totaling $148,479 and $483,000 were paid to the Trustee and Recordkeeper directly by Delta for the years ended June 30, 1995 and 1994, respectively.

                        Delta Family-Care Savings Plan                SCHEDULE I
           Item 27a-Schedule of Assets Held for Investment Purposes  Page 1 of 3
                                 June 30, 1995

                                                                                           Principal
                                                                                         Amount ($) or                  Market or
                                                                                           Number of                 Contract Value
            Name of Issuer and Title of Issue                                               Shares          Cost        (Note 3)
            ---------------------------------                                             -----------       ----      ------------
STOCKS:
Delta International Equity Pool:
*  Fidelity Management & Research Company, Fidelity Overseas Fund                              988,345  $ 24,383,000  $ 27,970,000
*  Fidelity Management & Research Company, Fidelity Select
   International Equity Portfolio                                                            2,017,438    73,441,000    87,072,000
Delta U.S. Equity Pool:
*  Fidelity Management & Research Company, Fidelity Magellan Fund                              687,368    45,363,000    57,392,000
*  Fidelity Management & Research Company, Fidelity Growth & Income Portfolio                2,339,299    48,046,000    56,561,000
*  Fidelity Management & Research Company, Fidelity Select Equity
   Collective Trust Fund                                                                     7,087,574    81,566,000   108,363,000
                                                                                                        ------------  ------------
    Total                                                                                               $272,799,000  $337,358,000
                                                                                                        ------------  ------------
BONDS:
*  Fidelity Management Trust Company, Fidelity Broad Market Duration                                    ------------  ------------
   Collective Trust                                                                          9,386,711  $110,087,000  $119,399,000
                                                                                                        ------------  ------------
DELTA STOCK:
*  Delta Air Lines, Inc., Common Stock                                                       1,669,927    85,619,000   123,157,000
*  Fidelity Management Trust Company, Fidelity Employee Benefit
   U.S. Government Reserves Portfolio                                                      $   875,000       875,000       875,000
                                                                                                        ------------  ------------
     Total                                                                                              $ 86,494,000  $124,032,000
                                                                                                        ------------  ------------
CONTRACTS:
*  Fidelity Management Trust Company, Fidelity Employee Benefit
   U.S. Government Reserves Portfolio                                                      $35,341,000    35,341,000    35,341,000
Guaranteed Insurance Contracts:
AEtna Life Insurance Company GIC:
#13690 1990-001, 9.09%, due August 1, 1995                                                 $11,813,000    11,813,000    15,336,000
#13690 1990-002, 9.25%, due October 2, 1995                                                $ 5,875,000     5,875,000     7,660,000
ALLSTATE Life Insurance Company GIC:
GA-5753, 7.50%, due November 15, 1998                                                      $15,000,000    15,000,000    15,349,000
Cigna GIC:
GIC-25121, 8.68%, due January 17, 1998                                                     $ 7,500,000     7,500,000     7,788,000
CNA Assurance Company GIC:
12971, 6.93%, due June 30, 1997                                                            $20,000,000    20,000,000    21,448,000
GP-12614, 8.50%, due March 1, 1996                                                         $16,727,000    16,727,000    21,363,000
GP-30000-105, 7.54%, due April 1, 1999                                                     $ 2,154,000     2,154,000     2,154,000
Commonwealth Life Insurance Company GIC:
ADA00349FR, 8.20%, due February 1, 1996                                                    $ 3,461,000     3,461,000     3,443,000
Hartford GIC:
GA-9176, 8.91%, due June 17, 1997                                                          $10,000,000    10,000,000    14,112,000
John Hancock GIC:
GAC 5642, 9.29%, due July 31, 1997                                                         $ 5,947,000     5,947,000     7,763,000
GAC 5737, 9.31%, due November 14, 1997                                                     $ 5,804,000     5,804,000     7,580,000
GAC 5833, 8.86%, due January 16, 1998                                                      $ 3,000,000     3,000,000     4,379,000
GAC 6256, 7.43%, due May 30, 1997                                                          $10,000,000    10,000,000    12,469,000
Lincoln National:
GA-09725, 7.38%, due June 30, 1996                                                         $20,000,000    20,000,000    20,004,000
Massachusetts Mutual GIC:
PGIC 10391, 7.4%, due July 5, 2002                                                         $37,180,000    37,180,000    37,180,000
GAC-10064, 9.70%, due December 1, 1997                                                     $11,666,000    11,666,000    15,399,000
MBL Life Assurance GIC:
4982-1, 5.10%, due December 31, 1999                                                       $ 3,590,000     3,590,000     3,736,000
4982-2, 5.10%, due December 31, 1999                                                       $   830,000       830,000       864,000
4982-3, 5.10%, due December 31, 1999                                                       $ 1,207,000     1,207,000     1,256,000
4982-4, 5.10%, due December 31, 1999                                                       $    76,000        76,000        79,000

* Denotes a party-in-interest.
         The accompanying notes are an integral part of this schedule.

               Delta Family-Care Savings Plan                   SCHEDULE I
    Item 27a-Schedule of Assets Held for Investment Purposes    Page 2 of 3
                                 June 30, 1995


                                                    Principal
                                                   Amount ($) or                           Market or
                                                    Number of                            Contract Value
     Name of Issuer and Title of Issue               Shares                Cost            (Note 3)
     ---------------------------------             ----------              ----          -------------
New York Life GIC:
  GA-06178,8.35%, due April 22, 1996             $  10,000,000           10,000,000        10,160,000
  GA-06329,7.25%, due December 29, 1995          $   7,500,000            7,500,000         8,315,000
  GA-06355,7.44%, due December 31, 1996          $  15,000,000           15,000,000        15,783,000
  GA-06494,7.00%, due January 21, 1997           $  10,000,000           10,000,000        10,307,000
  GA-30248,7.17%, due September 30, 1999         $  15,000,000           15,000,000        15,226,000
Pacific Mutual GIC:
  G-26062.01,5.16%, due June 30, 1996            $  10,000,000           10,000,000        10,781,000
  Peoples Securities Life GIC:
  BDA00368FR,5.24%, March 31, 1996               $   2,000,000            2,000,000        21,593,000
Principal Financial Group GIC:
  4-12388,6.05%, December 31, 1996               $  20,000,000           20,000,000        21,548,000
Protective Life GIC:
  GA-1149,7.17%, March 31, 1997                  $  15,000,000           15,000,000        15,333,000
Provident National GIC:
  027-04522-02A,8.70%, due January 15, 1996      $   4,467,000            4,467,000         4,874,000
  027-04522-03A,8.53%, due July 1, 1996          $  10,000,000           10,000,000        14,122,000
  627-05737-01A,7.04%, due September 30, 1997    $  10,000,000           10,000,000        10,623,000
Prudential GIC:
  GA-6118-212,9.55%, due September 30, 1995      $   4,785,000            4,785,000         5,484,000
  GA-6118-215,6.77%, due April 1, 1997           $  15,000,000           15,000,000        18,238,000
  GA-7942-211,6.76%, due March 31, 1998          $  14,000,000           14,000,000        15,090,000
State Mutual GIC:
  GA-91288C,7.10%, due September 30, 1995        $  20,000,000           20,000,000        21,392,000
  GA-91288-A02,9.44%, due August 15, 1997        $   9,474,000            9,474,000        12,417,000
  GA-91288-B02,8.45%, due May 28, 1996           $  10,000,000           10,000,000        10,204,000
  GA-91288A01,9.25%, due November 1, 1995        $   3,147,000            3,147,000         3,592,000
  GA-91288B01,8.69%, due March 31, 1996          $  10,000,000           10,000,000        10,210,000
Sun America Life Insurance GIC:
  4446,6.33%, due July 3, 1995                   $  15,000,000           15,000,000        15,079,000
Sun Life of Canada GIC:
  S-0921-G,7.37%, due December 30, 1995          $  10,000,000           10,000,000        10,153,000
                                                                       ------------      ------------
  Total Guaranteed Insurance Contracts                                  432,203,000       499,886,000
Separate Insurance Contracts:
AEtna Life Insurance Company SEP:
  14464,7.75%, November 15, 1998                 $   6,827,000            6,827,000         7,177,000
MBL Life Assurance GIC:
  6-4982-1,3.50%, due December 31, 1999          $   7,980,000            7,980,000         8,105,000
  6-4982-2,3.50%, due December 31, 1999          $   1,845,000            1,845,000         1,873,000
  6-4982-3,3.50%, due December 31, 1999          $   2,683,000            2,683,000         2,725,000
  6-4982-4,3.50%, due December 31, 1999          $     168,000              168,000           172,000
New York Life SEP:
  GA-20019,6.23%, March 20, 1998                 $  17,069,000           17,069,000        17,069,000
  GA-20040,5.5%, June 30, 1998                   $  24,571,000           24,571,000        24,572,000
Provident National SEP:
  028-05451,4.92%, July 31, 1997                 $  14,183,000           14,183,000        14,924,000
Prudential SEP:
  917480,6.08%, December 31, 1998                $  22,287,000           22,287,000        22,287,000
                                                                        -----------       -----------
  Total Separate Insurance Contracts                                     97,613,000        98,904,000


*Denotes a party-in-interest.
         The accompanying notes are an integral part of this schedule.

 Delta Family-Care Savings Plan                                    SCHEDULE I
 Item 27a--Schedule of Assets Held for Investment Purposes        Page 3 of 3
                                 June 30, 1995




                                                                                   Principal
                                                                                  Amount ($) or                    Market or
                                                                                    Number of                     Contract Value
                       Name of Issuer and Title of Issue                             Shares          Cost           (Note 3)
                       ---------------------------------                          -------------      ----         ---------------
Total Insurance Contracts Fund                                                                    $  565,157,000     $  634,131,000
                                                                                                  --------------     --------------
*  FIDELITY MANAGEMENT TRUST COMPANY, Fidelity U.S. Equity Index
    Commingled Fund                                                                  9,122,497    $  107,600,000     $  131,364,000
                                                                                                  --------------     --------------
   CONSERVATIVE:
   Delta U.S. Equity Pool:
*  Fidelity Management & Research Company, Fidelity Magellan Fund                       44,319         3,058,000          3,700,000
*  Fidelity Management & Research Company, Fidelity Growth & Income Portfolio          150,831         3,239,000          3,647,000
*  Fidelity Management & Research Company, Fidelity Select Equity Collective
    Trust Fund                                                                         456,985         5,498,000          6,987,000
*  Fidelity Management Trust Company, Fidelity Broad Market Duration Collective
    Trust                                                                            1,682,886        20,232,000         21,406,000
                                                                                                  --------------     --------------
    Total                                                                                         $   32,027,000     $   35,740,000
                                                                                                  --------------     --------------
   GROWTH:
   Delta U.S. Equity Pool:
*   Fidelity Management & Research Company, Fidelity Magellan Fund                     128,753         8,812,000         10,750,000
*   Fidelity Management & Research Company, Fidelity Growth & Income Portfolio         438,182         9,333,000         10,595,000
*   Fidelity Management & Research Company, Fidelity Select Equity Collective
     Trust Fund                                                                      1,327,598        15,844,000         20,298,000
*   Fidelity Management Trust Company, Fidelity Broad Market Duration Collective
     Trust                                                                           2,180,374        26,264,000         27,734,000
                                                                                                  --------------     --------------
    Total                                                                                        $    60,253,000     $   69,377,000
                                                                                                  --------------     --------------
    DELAWARE MANAGEMENT COMPANY, INC., Delaware Group Trend Fund                       237,082   $     3,131,000     $    3,390,000
                                                                                                  --------------     --------------
*   FIDELITY MANAGEMENT & RESEARCH COMPANY, Fidelity Contrafund                      2,753,719   $    88,763,000     $  100,676,000
                                                                                                  --------------     --------------
*   FIDELITY MANAGEMENT & RESEARCH COMPANY, Fidelity Equity Income Fund                437,823   $    14,518,000     $   15,188,000
                                                                                                  --------------     --------------
*   FIDELITY MANAGEMENT & RESEARCH COMPANY, Fidelity Growth & Income Portfolio       1,066,808   $    24,043,000     $   25,795,000
                                                                                                  --------------     --------------
*   FIDELITY MANAGEMENT & RESEARCH COMPANY, Fidelity Magellan Fund                   1,014,870   $    74,441,000     $   84,742,000
                                                                                                  --------------     --------------
*   FIDELITY MANAGEMENT & RESEARCH COMPANY, Fidelity OTC Portfolio                     264,313   $     6,850,000     $    7,710,000
                                                                                                  --------------     --------------
    MERRILL LYNCH ASSET MANAGEMENT, Merrill Lynch Capital Fund (Class A)               117,438   $     3,313,000     $    3,441,000
                                                                                                  --------------     --------------
    TEMPLETON INVESTMENT COUNSEL, INC., Templeton Foreign Equity Series              2,003,016   $    26,220,000     $   27,481,000
                                                                                                  --------------     --------------
    TWENTIETH CENTURY INVESTORS, INC., Twentieth Century Select Investors Fund          38,626   $     1,510,000     $    1,482,000
                                                                                                  --------------     --------------
    TWENTIETH CENTURY INVESTORS, INC., Twentieth Century Ultra Investors Fund          807,234   $    17,090,000     $   19,406,000
                                                                                                  --------------     --------------
    PREFERRED:
*   Delta Air Lines, Inc., Common Stock                                              1,402,298        78,636,000        103,419,000
*   Delta Air Lines, Inc., Convertible Preferred Series B                            6,786,632       488,639,000        488,639,000
*   Fidelity Management Trust Company, Fidelity Employee Benefit U.S. Government
     Reserves Portfolio                                                            $29,881,000        29,881,000         29,881,000
                                                                                                  --------------     --------------
    Total                                                                                        $   597,156,000     $  621,939,000
                                                                                                  --------------     --------------
    PARTICIPANT LOANS, interest rates ranging from 9.45% to 12.5%                  $44,731,000   $    44,731,000     $   44,731,000
                                                                                                  --------------     --------------
     TOTAL INVESTMENTS                                                                            $2,136,183,000     $2,407,382,000
                                                                                                  ==============     ==============

*Denotes a party-in-interest.
         The accompanying notes are an integral part of this schedule.

                        Delta Family-Care Savings Plan              SCHEDULE II
                Item 27d--Schedule of Reportable Transactions(a)
                        For the Year Ended June 30, 1995


                                                          PURCHASES                                SALES
                                                  --------------------------  --------------------------------------------------
                                                    NUMBER OF      PURCHASE     NUMBER OF                COST OF     NET GAIN OR
              DESCRIPTION                         TRANSACTIONS      PRICE     TRANSACTIONS   AMOUNT    ASSETS SOLD       LOSS
----------------------------------------------    ------------  ------------  ------------ ---------   -----------   -----------
* Fidelity Select Equity Collective Trust Fund        39        $ 40,744,700          223  $67,180,918  $ 60,431,231  $ 6,749,687
* Fidelity Employee Benefit U.S.
  Government Reserve Portfolio                       284          73,589,245          389   70,680,134    70,680,134           -



 (a) Represents transactions or a series or transactions in securities of the same issue having a cumulative value in excess of 5% of the current value of
                         Plan assets at July 1, 1994.

* Denotes a party-in-interest.

         The accompanying notes are an integral part of this schedule.

                                   SIGNATURE
                                   ---------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Delta Air Lines, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                        DELTA FAMILY-CARE SAVINGS PLAN



                                      /s/ Thomas J. Roeck, Jr.
                                      ------------------------
                                      By:  Thomas J. Roeck, Jr.
                                      Senior Vice President-Finance and
                                      Chief Financial Officer
                                      Delta Air Lines, Inc.



December 22, 1995